UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Healthcare Capital Corp.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

42228C101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42228C101

1.	Names of Reporting Persons Healthcare Capital Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42228C101

1.	Names of Reporting Persons David M. Milch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 0% (1)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Upon the closing of the business combination (the “Business Combination”) of Healthcare Capital Corp. (the “Issuer”) and Alpha Tau Medical Ltd. on March 7, 2022, all of the Reporting Person’s holdings (including shares of Class B common stock, par value $0.001 per share and warrants to purchase shares of Class A common stock, par value $0.0001 per share), following the forfeiture by Healthcare Capital Sponsor LLC (“Sponsor”) of an aggregate of 4,844,375 shares of Class B common stock of HCCC and warrants to purchase 4,685,000 shares of Class A common stock of HCCC in connection with the Business Combination, were converted into ordinary shares of Alpha Tau Medical Ltd. and warrants to purchase ordinary shares of Alpha Tau Medical Ltd.

Item 1(a).	Name of Issuer

Healthcare Capital Corp. (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

301 North Market Street, Suite 1414, Wilmington, DE 19801.

Item 2(a).	Names of Persons Filing

The Sponsor and Dr. David M. Milch (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence

C/o Healthcare Capital Corp., 301 North Market Street, Suite 1414, Wilmington, DE 19801.

Item 2(c).	Citizenship

The Sponsor is a Delaware limited liability company. Dr. Milch is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share (“Class A common stock”).

The Class A common stock constitutes the class of common stock of the Issuer registered pursuant to the Securities Exchange Act of 1934, as amended. The Reporting Persons owned shares of the Issuer’s Class B common stock, $0.0001 par value per share (“Class B common stock”). The shares of Class B common stock were automatically converted into shares of Class A common stock at the time of the Business Combination, which was consummated on March 7, 2022, on a one-for-one basis

Item 2(e).	CUSIP Number

42228C101.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not Applicable.

Item 4.	Ownership

The responses to Items 5-11 of the each of the cover pages of this Statement on Schedule 13G are incorporated herein by reference.

The Sponsor was the record holder of the shares of common stock reported herein. David M. Milch is the manager of the Sponsor, and as such has voting and investment discretion with respect to the common stock held of record by the Sponsor and may be deemed to have beneficial ownership of the common stock held directly by the Sponsor. Dr. Milch disclaims any beneficial ownership of the reported shares of common stock other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 9, 2022

HEALTHCARE CAPITAL SPONSOR LLC

By:	/s/ David M. Milch
	Name:	David M. Milch
	Title:	Managing Member

DAVID M. MILCH

/s/ David M. Milch
David M. Milch